Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133067
PROSPECTUS
1,666,666 Shares
Common Stock

     This prospectus relates to the offer and sale from time to time of up to 1,666,666 shares of our common stock by the selling stockholders named in this prospectus or by their donees, pledgees, transferees or other successors-in-interest. We will not receive any of the proceeds from the shares sold by the selling stockholders, but we will incur expenses in connection with the offering.
     These shares are being registered to permit the selling stockholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of offering. The selling stockholders may sell these shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 8.
     Our common stock is listed on the NASDAQ National Market and on the Pacific Exchange, Inc. (for trading on the Archipelago Exchange, or ArcaEx) under the symbol “AVRX.” On April 3, 2006, the last reported sales price of our common stock on the NASDAQ National Market was $4.96 per share.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 19, 2006.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.
     When used in this prospectus, except where the context otherwise requires, the terms “we,” “us,” “our,” and “Avalon” refer to Avalon Pharmaceuticals, Inc.

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INCORPORATION OF DOCUMENTS BY REFERENCE
     We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the Securities Exchange Commission (‘SEC”). The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 001-32629, that have been previously filed with the SEC:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•	our Current Reports on Form 8-K filed with the SEC on February 23, 2006 (as amended on April 5, 2006), March 3, 2006 and April 6, 2006.
     You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described below under the section entitled “Where You Can Find More Information.” Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD 20876
(301) 556-9900
Attn: Corporate Secretary
Internet Website: www.avalonrx.com
     The information contained on our website does not constitute a part of this prospectus, and our website address supplied above is intended to be an inactive textual reference only and not an active hyperlink to our website.

SUMMARY
     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision.
Avalon Pharmaceuticals, Inc.
     We are a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. We were originally incorporated in Delaware in November 1999 under the name “Therapeutic Genomics, Inc.” The address of our principal executive office is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876 and our telephone number is (301) 556-9900. We maintain a website at www.avalonrx.com. Information on our website is not, however, a part of, or incorporated by reference into, this prospectus.
The Offering

Common stock offered by the selling stockholders	1,666,666 shares.

Selling stockholders	All of the common stock is being offered by the selling stockholders named herein. See “Selling stockholders” for more information on the selling stockholders in this transaction.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Plan of Distribution	The selling stockholders may offer and sell the common stock from time to time through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 8.

NASDAQ National Market and Pacific Exchange symbol	AVRX.

Risk Factors	See “Risk Factors” and the other information contained in this prospectus or to which we refer you for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents we incorporate herein by reference before you decide to purchase our common stock. In particular, you should carefully consider and evaluate the risks and uncertainties described in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, under the heading “Risk Factors,” which information is incorporated herein by reference. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:
•	risks relating to the early stage of product candidates under development;

•	risks relating to our ability to secure and maintain relationships with collaborators;

•	uncertainties with, and unexpected results and related analyses relating to clinical trials of our product candidates;

•	the timing and content of future U.S. Food and Drug Administration regulatory actions;

•	dependence on efforts of third parties;

•	dependence on intellectual property;

•	risks that we may lack the financial resources and access to capital to fund our operations;

•	and risks relating to the commercialization, if any, of our product candidates (such as marketing, regulatory, patent, product liability, supply, competition and other risks).
     There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we refer you to in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
DESCRIPTION OF OUR COMMON STOCK
     The following description of our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that are filed as exhibits to the registration statement that includes this prospectus. The General Corporation Law of Delaware (the “DGCL”) may also affect the terms of our common stock.
General
     We are authorized to issue up to 60,000,000 shares of common stock, par value $0.01 per share. We are also authorized to issue up to 31,000,000 shares of preferred stock, par value $0.01 per share. As of March 15, 2006, there were 10,083,828 shares of common stock and no shares of preferred stock outstanding. As of March 15, 2006, there were outstanding warrants to purchase an additional 386,569 shares of our common stock and outstanding options to purchase an additional 1,277,043 shares of our common stock.
Voting Rights
     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.
Dividends
     Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. To date we have not paid dividends on our common stock. Due to restrictions under existing covenants in our loan agreement with the Maryland Industrial Development Financing Authority and a related letter of credit agreement, we are not permitted to pay dividends on our common stock without the waiver of these restrictions by our lenders.
Liquidation Rights
     Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Other Rights and Restrictions
     Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Anti-Takeover Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws
     We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

     Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting unless by unanimous consent. Our amended and restated bylaws further provide that special meetings of the stockholders may only be called by our Chief Executive Officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals and director nominations to be brought before an annual meeting of stockholders. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.
Limitation of Liability and Indemnification
     As permitted by Section 102 of the DGCL, we have adopted provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
     These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation and amended and restated bylaws also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
     As permitted by Section 145 of the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws provide that:
•	we may indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	we may advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL; and

•	the rights provided in our amended and restated certificate of incorporation and amended and restated bylaws are not exclusive.

     We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or affiliates or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
Listing
     Our common stock is listed on the NASDAQ National Market and on the Pacific Exchange, Inc. (for trading on the ArcaEx) under the symbol “AVRX.”
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. American Stock Transfer and Trust Company’s address is 59 Maiden Lane, Plaza Level, New York, NY 10038.
SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders consists of shares issued to the selling stockholders in a private placement effected on February 27, 2006. We are registering the shares of common stock in order to permit the selling stockholders, including their donees, pledgees, transferees or other successors-in-interest, to offer the shares for resale from time to time. Except for the ownership of the shares of common stock, the selling stockholders have not had any material relationship with us within the past three years. None of the selling stockholders are broker-dealers.
     The following table sets forth information with respect to the selling stockholders and the shares of common stock beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders.

	Shares of	Maximum	Shares of
	Common	Number of	Common	Percent of
	Stock	Shares That	Stock	Shares
	Beneficially	May Be Sold	Beneficially	Owned
	Owned Prior	Pursuant to	Owned After	After
Name of Selling Stockholder	to Offering	this Prospectus	Offering	Offering
Biotechnology Value Fund, L.P.(1)	188,275	188,275	0	*

Biotechnology Value Fund II, L.P.(1)	129,513	129,513	0	*

BVF Investments, L.L.C.(1)	494,072	494,072	0	*

Investment 10, L.L.C.(1)	54,806	54,806	0	*

XMARK Opportunity Fund, L.P.(2)	115,000	115,000	0	*

XMARK Opportunity Fund, Ltd.(2)	115,000	115,000	0	*

XMARK JV Investment Partners, LLC(3)	230,000	230,000	0	*

Fort Mason Master, LP(4)	319,294	319,294	0	*

Fort Mason Partners, LP(4)	20,706	20,706	0	*

*	Less than 1%.

(1)	BVF Partners L.P. (“BVF Partners”) and its general partner BVF Inc. share voting and dispositive power over the shares of common stock beneficially owned by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments L.L.C. and those owned by Investment 10, L.L.C., on whose behalf BVF Partners acts as an investment manager and, accordingly, BVF Partners and BVF Inc. have shared beneficial ownership of all of the shares of the common stock owned by such parties.

(2)	Xmark Opportunity Partners, LLC (“Opportunity Partners”) is the sole member of the investment manager of Xmark Opportunity Fund, L.P. (“Opportunity LP”) and Xmark Opportunity Fund, Ltd. (“Opportunity Ltd”) and, as such, possesses sole power to vote and direct the disposition of all securities of Avalon held by Opportunity LP and Opportunity Ltd. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities held by Opportunity LP and Opportunity Ltd.

(3)	Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC (“JV Partners”) and, as such, possesses sole power to vote and direct the disposition of all securities of Avalon held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities held by JV Partners.

(4)	Fort Mason Capital, LLC serves as the general partner and/or investment adviser to each of Fort Mason Master, L.P. and Fort Mason Partners, LP. and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
     Information concerning the selling stockholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.
PLAN OF DISTRIBUTION
     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.
     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 (the “Securities Act”) amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”) may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.
LEGAL MATTERS
     Hogan & Hartson L.L.P., Baltimore, Maryland has passed upon certain legal matters in connection with the common stock.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information that we file with the SEC at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is www.sec.gov.